Exhibit 12
PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	Six Months Ended June 30, 2014	Three Months Ended June 30, 2014
Earnings before income taxes	$5,303	$2,620
Add (deduct):
Dividends from less than 50% owned affiliates	45	32
Fixed charges	633	310
Interest capitalized, net of amortization	1	—
Earnings available for fixed charges	$5,982	$2,962
Fixed charges:
Interest incurred	$577	$282
Portion of rent expense deemed to represent interest factor	56	28
Fixed charges	$633	$310
Ratio of earnings to fixed charges	9.5	9.6

Exhibit 12
PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	For the Years Ended December 31,
	2013	2012	2011	2010	2009
Earnings before income taxes	$12,542	$13,004	$12,542	$10,332	$9,249
Add (deduct):
Dividends from less than 50% owned affiliates	1	—	—	—	—
Fixed charges	1,216	1,115	1,042	1,069	1,006
Interest capitalized, net of amortization	4	2	(2)	1	2
Earnings available for fixed charges	$13,763	$14,121	$13,582	$11,402	$10,257
Fixed charges:
Interest incurred	$1,105	$1,009	$940	$976	$920
Portion of rent expense deemed to represent interest factor	111	106	102	93	86
Fixed charges	$1,216	$1,115	$1,042	$1,069	$1,006
Ratio of earnings to fixed charges	11.3	12.7	13.0	10.7	10.2